K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com

September 8, 2010	Jude M. Sullivan D 312.781.7160 F 312.345.9995 jude.sullivan@klgates.com

VIA Telecopy (703) 813-6981 and EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Jan Woo
Division of Corporation Finance

Re:	Unify Corporation
Registration Statement on Form S-1
Filed July 22, 2010
File No. 333-168282

Ladies and Gentlemen:

     On behalf of Unify Corporation (the “Company” or the “registrant”), we are pleased to submit this response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated August 18, 2010 with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) which was filed with the Commission by the registrant on July 22, 2010.

     The information set forth herein has been supplied by the registrant to respond to the Staff’s comments, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by the registrant. For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the registrant’s response.

* * * * *

Securities and Exchange Commission
September 8, 2010

     General

     1. Comment: Please revise the cover page of the registration statement, as well as the prospectus cover page, to clearly indicate the number of shares of common stock that are being registered for offer and sale for the first time in this registration statement. We note that you are relying on Rule 429 under the Securities Act of 1933 to combine prospectuses and that some of the 6,820,652 shares of common stock being offered by the selling shareholders have been registered for offer and sale in previously-filed registration statements. However, the statement pursuant to Rule 429 provided on the cover page of the registration statement suggests that all of the 6,820,652 shares of common stock were previously registered under prior registration statements.

     Response: The cover page of the Registration Statement and the prospectus cover page have been revised to clearly indicate the number of shares being registered for offer and resale for the first time in this Registration Statement. In addition, the statement pursuant to Rule 429 has been revised to only include the shares that have been previously registered under prior registration statements.

     2. Comment: Please revise the summary to briefly describe the nature of the shares of common stock being registered. In this regard, disclose the number of shares being registered that are currently outstanding, the number of shares being registered that are issuable upon the conversion of notes, and the number of shares being registered that are issuable upon the conversion of warrants.

     Response: The About This Prospectus section of the Prospectus Summary has been revised to include the number of shares being registered that are currently outstanding, the number of shares being registered that are issuable upon the conversion of notes, and the number of shares being registered that are issuable upon the conversion of warrants.

     3. Comment: Please provide a materially complete discussion of all transactions within the past three years in which the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent, if any.

     Response: The footnotes to the Selling Shareholders table has been revised to include a discussion of all transactions within the past three years in which a selling shareholder acquired the securities being registered on their behalf for resale.

     4. Comment: Please disclose the individual or individuals who have or share the voting and dispositive powers with respect to the shares to be offered for resale by Hercules Technology II, L.P. For guidance, refer to Question 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K available at http://www.sec.gov/divisions/corpfin/guidance/regs-kintero.htm.

Securities and Exchange Commission
September 8, 2010

     Response: A new footnote number 12 has been added to the Selling Stockholders table to disclose the individuals who share the voting and dispositive powers with respect to the shares to be offered for resale by Hercules Technology II, L.P.

     5. Comment: Please state whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Be advised that a selling securityholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling shareholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not so able to represent, please identify the selling shareholder as an underwriter.

     Response: The Selling Stockholders section has been revised to clearly state that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

     6. Comment: For each sale of unregistered securities discussed in Item 15 of the registration statement, please provide the specific exemption that you relied upon in offering such securities without registration under the Securities Act and briefly disclose the fact upon which you relied for the exemption. See Item 701 of Regulation S-K.

     Response: Item 15 has been revised to provide the specific exemption relied upon and facts relied upon for each specific exemption.

     7. Comment: Please provide all the appropriate undertakings required by Item 512 of Regulation S-K that apply. Specifically, it appears that Rule 430C under the Securities Act may be applicable and the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included. Please revise or explain why you believe this undertaking is not required.

     Response: Item 17 has been revised to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

     8. Comment: Please ensure that the persons signing the registration statement have properly dated their signatures.

     Response: The Registration Statement has been revised to ensure that signatures have been properly dated.

     9. Comment: We note that you plan to file the opinion of counsel in an amendment. Please be advised that we will review the opinion when it is filed and may have additional comments.

     Response: The opinion of counsel is now included in the revised Registration Statement.

     10. Comment: The auditor’s consent is not properly dated. Please file a revised consent with the most recent practicable date.

Securities and Exchange Commission
September 8, 2010

     Response: Properly dated revised auditors’ consents are now included in the revised Registration Statement.

     If you have any questions or comments in connection with this letter, please telephone the undersigned at (312)781-7160.

Sincerely,

/s/ Jude M. Sullivan
Jude M. Sullivan

cc:	Todd E. Wille, CEO, Unify Corporation
Steven D. Bonham, CFO, Unify Corporation